As filed with the Securities and Exchange Commission on July 31, 2019

Securities Act of 1933 Registration No. 333-219103

Investment Company Act of 1940 Registration No. 811-23268

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 1

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 5

HIGHLAND INCOME FUND

(Exact Name of Registrant as Specified in Charter)

c/o Highland Capital Management Fund Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, Including Area Code: 1-877-665-1287

Ms. Lauren Thedford, Esq.

c/o Highland Capital Management Fund Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name and Address of Agent for Service)

Copy to:

R. Charles Miller, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-219103 and 811-23268) of The Highland Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: Other Information

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

Part A — Financial Highlights.

Part B — Audited financial statements for the year ended December 31, 2018 are incorporated by reference herein to the Fund’s annual report for the year ended December 31, 2018.

2.	Exhibits

(a)(1)	Third Amended and Restated Agreement and Declaration of Trust dated July 26, 2019, filed herewith.

(a)(2)	Statement of Preferences for the 5.375% Series A Cumulative Preferred Shares, filed herewith.

(b)	Amended and Restated By-laws of the Registrant, dated October 12, 2017, is incorporated herein by reference to the Trust’s Initial Registration Statement on Form N-2, File No. 811-23268 filed on October 29, 2018.

(c)	Not applicable.

(d)	Article III (shares), Article V (voting powers & meetings), Article VI (distributions, redemptions and repurchases), Section 4 (indemnification) of Article VIII and Sections 1 (limitation of personal liability), 4 (duration and termination), 5 (mergers, sales, and other reorganizations), 7 (choice of law) and 8 (amendments) of Article IX of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust dated June 28, 2017, as amended, is incorporated herein by reference to Registrant’s Registration Statement on Form N-1A, filed on June 30, 2017.

(e)	Dividend Reinvestment Plan is incorporated herein by reference to the Registration Statement on Form N-2, File No. 811-23268 filed on February 1, 2019.

(f)	Not applicable.

(g)	Investment Advisory Agreement dated September 1, 2017 between Highland Capital Management Fund Advisors, L.P. and the Trust (formerly, Highland Floating Rate Opportunities Fund and formerly, Highland Floating Rate Opportunities Fund II), is incorporated herein by reference to the Trust’s Initial Registration Statement on Form N-2, File No. 811-23268 filed on October 29, 2018.

(h)(1)	Underwriting Agreement between the Trust (formerly Highland Floating Rate Opportunities Fund) and Morgan Stanley & Co, LLC dated July 29, 2019, filed herewith.

(h)(2)	Form of Master Agreement Among Underwriters, filed herewith.

(h)(3)	Form of Master Selected Dealers Agreement, filed herewith.

(i)	Not applicable.

(j)(1)	Master Custodian Agreement dated October 3, 2018 between Bank of New York Mellon (“BNY”) and NexPoint Real Estate Strategies Fund, NexPoint Healthcare Opportunities Fund, NexPoint Latin American Opportunities Fund, NexPoint Discount Strategies Fund, NexPoint Energy and Materials Opportunities Fund, NexPoint Strategic Income Fund and NexPoint Event Driven Fund (the “Interval Funds”) listed on Annex A thereto (as Annex A may be amended from time to time), is incorporated herein by reference to the Trust’s Registration Statement on Form N-2A, File No. 811-23268 filed on June 11, 2019.

(j)(1)(i)	Amendment 1 to Master Custodian Agreement dated April 8, 2019 between BNY and the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Trust (formerly, Highland Floating Rate Opportunities Fund), Highland Global Allocation Fund and Gambier Bay, LLC, is incorporated herein by reference to the Trust’s Registration Statement on Form N-2A, File No. 811-23268 filed on June 11, 2019.

(j)(1)(ii)	Amendment 2 to Master Custodian Agreement dated April 8, 2019 between BNY and the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Trust (formerly, Highland Floating Rate Opportunities Fund), Highland Global Allocation Fund and Gambier Bay, LLC, is incorporated herein by reference to the Trust’s Registration Statement on Form N-2A, File No. 811-23268 filed on June 11, 2019.

(j)(2)	Master Custodian Agreement, is incorporated herein by reference to the Trust’s Registration Statement on Form N1-A, File No. 811-23268 filed on August 25, 2017.

(j)(2)(i)	Amendment to Master Custodian Agreement, is incorporated herein by reference to the Registration Statement on Form N-1A, File No. 811-23268 filed on October 27, 2017.

(k)(1)	Master Sub-Administration Agreement with SEI Investments Global Funds Services, dated July 19, 2018, is incorporated herein by reference to the Registration Statement on Form N-2, File No. 811-23268 filed on February 1, 2019.

(k)(2)	Transfer Agency and Registrar Services Agreement with American Stock Transfer & Trust Company, LLC, dated November 3, 2017, is incorporated herein by reference to the Registration Statement on Form N-2, File No. 811-23268 filed on February 1, 2019.

(k)(3)

Securities Lending and Service Agreement is incorporated herein by reference to Pre-Effective Amendment No. 2 to the

Registrant’s Registration Statement on Form N-1A, File No. 333-219103, filed on August 25, 2017.

(k)(4)	Credit Agreement among HFRO Sub, LLC (a wholly-owned subsidiary of the Trust) and Bank of America, N.A. dated February 2, 2018, is incorporated herein by reference to the Registration Statement on Form N-2, File No. 811-23268 filed on February 1, 2019.

(k)(5)	Addendum to Transfer Agency and Registrar Services Agreement with American Stock Transfer & Trust Company, LLC, dated July 29, 2019, filed herewith.

(l)	Opinion and consent of Legal Counsel, filed herewith.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of the Registrant, is incorporated herein by reference to the Registration Statement on Form N-2, File No. 811-23268 filed on February 1, 2019.

(r)(2)	Code of Ethics of Highland Capital Management Fund Advisors, L.P., is incorporated herein by reference to the Registration Statement on Form N-2, File No. 811-23268 filed on February 1, 2019.

(s)(2)	Powers of Attorney for Dr. Bob Froehlich, John Honis, Bryan A. Ward, Dustin Norris and Ethan Powell, is incorporated herein by reference to the Trust’s Registration Statement on Form N-2A, File No. 811-23268 filed on June 26, 2019.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 33 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with all offerings described in this Registration Statement:

Legal Fees	$165,000
Subscription Agent	$60,000
Information Agent	$25,000
Printing and Mailing	$50,000
NYSE Listing Fee	$50,000
SEC Registration Fee	$121,200
FINRA Fee	$7,550
Other	$21,250

Total	$500,000

Note: All amounts are estimates.

Item 28.	Persons Controlled by or Under Common Control with the Registrant

As of March 31, 2019, the Trust beneficially owns 100% of NFRO REIT Sub, LLC, a Delaware limited liability company that has elected to be treated as a real estate investment trust, and HFRO Sub, LLC, a Delaware limited liability company that was created in connection with the Trust’s financing arrangment. See “Investment Objective and Policies” in the Trust’s Prospectus and “Investment Policies and Techniques—Real Estate Investments” and “Investment Policies and Techniques—Borrowing and Lending” in the Trust’s statement of additional information filed herewith.

Item 29.	Number of Holders of Shares

As of May 31, 2019:

Title of Class	Number of Registered Holders
Common Shares	717

Item 30.	Indemnification

Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:

Section 1. Trustees, Officers, etc. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any threatened, pending or contemplated action, suit or other proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal before any court or administrative or legislative or other body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of any alleged act or omission as a Trustee or officer or by reason of his or her being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith, (b) not to have acted in the reasonable belief that such Covered Person’s action was in (or not opposed to) the best interests of the Trust, (c) in the case of a criminal proceeding, to have had reasonable cause to believe his or her action was unlawful or (d) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (each of such exceptions being referred to hereinafter as “Disabling Conduct”). Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article. For purposes of the determination or opinion referred to in clause (c), the majority of the disinterested Trustees acting on the matter or independent legal counsel, as the case may be, shall afford the Covered Person a rebuttable presumption that the Covered Person did not engage in Disabling Conduct.

Section 2. Compromise Payment. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the action, suit or proceeding was brought, that such Covered Person engaged in Disabling Conduct, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person did not engage in Disabling Conduct, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person did not engage in Disabling Conduct. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction to have engaged in Disabling Conduct.

Section 3. Right Not Exclusive. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, the term “Covered Person” shall include such person’s heirs, executors and administrators and a “disinterested Trustee” is a Trustee who is not an “interested person” of the Trust as defined in Section 2(a)(19) of the 1940 Act (or who has been exempted from being an “interested person” by any rule, regulation or order of the Securities and Exchange Commission) and against whom none of the actions, suits or other proceedings in question or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Section 4. Shareholders. In case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder of the Trust or of a particular series or class and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representative or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the series (or attributable to the class) of which he or she is a Shareholder or former Shareholder to be held harmless from and indemnified against all loss and expense arising from such liability.

Item 31.	Business and Other Connections of the Investment Adviser

(a)    The description of the business of HCMFA, the investment adviser, is set forth under the caption “Management of the Funds” in the Prospectus and under the caption “Management” in the SAI, each forming part of this Registration Statement. The information as to other businesses, if any, and the directors and officers of HCMFA is set forth in its Form ADV, as filed with the SEC through the Investment Adviser Registration Depository (IARD) on March 29, 2018 (CRD No. 149653) and as amended through the date hereof, and is incorporated herein by reference.

(b)    NexPoint Advisors, L.P., Highland Capital Management, L.P. (“HCM”) and NexBank Securities, Inc., each with its principal place of business located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, are registered investment advisers affiliated with HCMFA.

The following person is a non-executive officer of NexPoint Advisors, L.P. and HCMFA:

(1)	Jason Post, Chief Compliance Officer

The following persons are executive offers of the general partner of NexPoint Advisors, L.P. and NexPoint Advisors GP, LLC:

(1)	James Dondero, President

(2)	Dustin Norris, Executive Vice President

(3)	Frank Waterhouse, Treasurer

(4)	Lauren Thedford, Secretary

The following persons are executive officers of the general partner of HCM and Strand Advisors, Inc.:

(1)	James Dondero, President

(2)	Mark Okada, Executive Vice President

(3)	Scott Ellington, Secretary

(4)	Frank Waterhouse, Treasurer

(5)	Trey Parker, Assistant Secretary

The following persons are executive offers of NexBank Securities, Inc.:

(1)	Craig Campbell, President

The following persons are non-executive officers of NexBank Securities, Inc.

(1)	Eric Holt, Chief Compliance Officer

(2)	Stacy Hodges, Financial and Operations Principal

Item 32.	Location of Accounts and Records

(1)	American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219 (records relating to its function as transfer agent).

(2)	Bank of New York Mellon, 240 Greenwich Street, New York, New York 10286 (records relating to its function as custodian).

(3)	Highland Capital Management Fund Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (records relating to its function as adviser and as administrator).

(4)	SEI Investments Global Fund Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456 (records relating to its function as sub-administrator).

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)    The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)    Not applicable

(3)    If the securities being registered are to be offered to existing shareholders pursuant to rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

(4)	The Registrant undertakes:

(a)    to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)    to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)    that, for the purpose of determining liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e)    that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)    the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)    The Registrant undertakes that:

(a)    For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the 1933 Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)    For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas and the State of Texas, on the 31st day of July, 2019.

/s/ Frank Waterhouse Frank Waterhouse
Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Treasurer

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed by the following persons in the capacities set forth below on the 31st day of July, 2019.

Signature	Title	Date

/s/ Dustin Norris	Trustee	July 31, 2019
Dustin Norris

/s/ Ethan Powell*	Trustee	July 31, 2019
Ethan Powell

/s/ Dr. Bob Froehlich*	Trustee	July 31, 2019
Dr. Bob Froehlich

/s/ John Honis*	Trustee	July 31, 2019
John Honis

/s/ Bryan A. Ward*	Trustee	July 31, 2019
Bryan A. Ward

/s/ Frank Waterhouse Frank Waterhouse	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Treasurer	July 31, 2019

* By:	/s/ Frank Waterhouse	Frank Waterhouse
Attorney in Fact*

July 31, 2019

* Pursuant to powers of attorney dated June 13, 2019, incorporated herein by reference to Exhibit (s)(2) to the Registration Statement on Form N-2A, File No. 811-23268, filed on June 26, 2019.

Exhibit Index

Exhibit No.

(a)(1)	Third Amended and Restated Agreement and Declaration of Trust dated July 26, 2019

(a)(2)	Statement of Preferences for the 5.375% Series A Cumulative Preferred Shares

(h)(1)	Underwriting Agreement between the Trust (formerly Highland Floating Rate Opportunities Fund) and Morgan Stanley & Co, LLC dated July 29, 2019

(h)(2)	Form of Master Agreement Among Underwriters

(h)(3)	Form of Master Selected Dealers Agreement

(k)(5)	Addendum to Transfer Agency and Registrar Services Agreement with American Stock Transfer & Trust Company, LLC, dated July 29, 2019

(l)	Opinion and consent of Legal Counsel